  Exhibit 99.1

April 18, 2021

Mr. George Liszicasz
[REDACTED]
Calgary, Alberta
[REDACTED]
Delivered by email

Dear George:

Re:
Letter Agreement: Geothermal Applications for SFD Technology.

The Board of Directors has concluded a series of in camera meetings to consider the application being prepared by NXT Energy Solutions Inc. ("NXT" or the "Company") to [REDACTED].

As you are aware, at the meeting of the Board of Directors on March 4, 2021 the Board passed a resolution supporting the submission of an application by the Company to [REDACTED] for funding in order to determine if the SFD technology could be adapted for use in identifying geothermal resources.

Pursuant to the SFD Technology Ownership Agreement (the "SFD Ownership Agreement") dated December 31, 2006 Energy Exploration Technologies Inc., (being the predecessor in name to the Company), entered into an agreement with you which confirmed the ownership of all rights, title and interest in and to the SFD Technology, as it may be applied in various commercial applications.

Pursuant to the SFD Ownership Agreement, the Company acquired, received and was provided with all rights, title and interest in and to the SFD Technology for commercial applications with respect to the exploration for hydrocarbon resources, and you retained all rights, title and interest in and to the SFD Technology for commercial applications, other than with respect to, the exploration for hydrocarbon resources.

In order that [REDACTED] application be considered by [REDACTED] it is necessary that the use of the SFD technology in identifying geothermal resources be transferred by you, to the Company.

As we review this matter with the Company's legal counsel, we are advised that an amendment to the "Field of Use" definition in Paragraph 1 of the SFD Ownership Agreement will transfer the necessary rights to the Company and permit the Company to submit the application to [REDACTED].

[COUNTERPARTY INFORMATION REDACTED AS CONFIDENTIAL AND SERIOUSLY PREJUDICIAL]

Accordingly, by executing and returning this letter agreement, NXT and you agree that the SFD Ownership Agreement will be amended on the terms and conditions set forth below, with respect to the definition of the Field of Use only, as follows:

1.
Paragraph 1, Sentence 1 of the SFD Ownership Agreement is hereby terminated in its entirety, and is replaced with the following:

1.
Acknowledgement of Interests. The Parties hereby acknowledge and agree that effective as of the date of this Letter Agreement, and in accordance with the provisions of the Technology Transfer Agreement, NXT owns all right, title and interest in and to the SFD Technology as it may be applied in connection with the exploration for: (a) hydrocarbon resources; and (b) Geothermal resources; and that Liszicasz retains all right, title and interest in and to the SFD Technology as it may be applied in connection with all other applications (each such application a "Field of Use").

2.
Paragraph 9, Subsection (f) is hereby added as follows:

(f)
Geothermal Resources. For the purposes of this Agreement, “Geothermal Resources” means a naturally occurring reservoir inside the earth from which heat can be extracted and utilized for generating electric power, or other industrial, agricultural or domestic application and includes geothermal reservoirs which may contain heat both in the solid rock as well as in the fluids that fill the fractures and pore spaces within the rock.

For greater certainty, all terms and conditions set forth in the SFD Ownership Agreement shall remain of full force and effect, and currencies appear in both Canadian dollars ("Cdn.$") and United States dollars ("US$") based upon source of funds.

In consideration for agreeing to the amendment to the Field of Use as set forth in the SFD Ownership Agreement, and subject to the conditions as set forth in Section E (Consideration Shares), the Company shall pay to you the following amounts, and shall provide to you the following shares:

A.
Signature Payment and Share Grant.

The Company shall pay to you:

(i)
a signature payment of US$40,000 (the "Signature Payment"); plus

(ii)
300,000 common shares of NXT Energy Solutions Inc. (the "Consideration Shares").

B.
[REDACTED] Research Funding Milestone Payment.

In addition to the Signature Payment and issuance of the Consideration Shares, in the event that the Company is awarded research funding from [REDACTED], the Company shall pay to you a Research Funding Milestone Payment calculated as follows:

(i)
if the research funding grant is greater than Cdn.$100,000 but less than or equal to Cdn.$200,000,the Research Funding Milestone Payment shall be Cdn.$20,000; and

(ii)
if the research funding grant is greater than Cdn.$200,000 the Research Funding Milestone Paymentshall be Cdn.$25,000.

[COUNTERPARTY INFORMATION REDACTED AS CONFIDENTIAL AND SERIOUSLY PREJUDICIAL]

C.
[REDACTED] Projects.

In addition to the Signature Payment and issuance of the Consideration Shares, and the [REDACTED] Research Funding Milestone Payment (if applicable), in the event that the Company receives payment pursuant to one or more [REDACTED] Projects, [REDACTED] the Company shall pay to you an additional US$200,000, provided that such additional payment does not reduce the Company’s available cash to less than Cdn.$5.0 million.

[COUNTERPARTY AND CONTRACTUAL INFORMATION REDACTED AS CONFIDENTIAL AND SERIOUSLY PREJUDICIAL]

D.
SFD Contract Milestone Payment.

Finally, in addition to the Signature Payment and issuance of the Consideration Shares, the [REDACTED] Research Funding Milestone Payment (if applicable), and payment pursuant to the [REDACTED] Projects, (if applicable), in the event that, within two years of the date of this letter agreement, the Company executes and thereafter completes and receives full payment for a contract to provide SFD Services, (whether with respect to the exploration for hydrocarbon resources, Geothermal Resources, or otherwise), with a value of US$10,000,000 or greater, then upon receipt of at least US$5,000,000 by the Company, the Company shall pay to you a SFD Contract Milestone Payment of US$250,000.

[COUNTERPARTY AND CONTRACTUAL INFORMATION REDACTED AS CONFIDENTIAL AND SERIOUSLY PREJUDICIAL]

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E.
Consideration Shares.

The issuance and listing of the Consideration Shares will be subject to conditions customary in transactions of this nature, including, but not limited to, approval by the Toronto Stock Exchange which the Company shall apply for forthwith upon the execution of this letter agreement. Upon fulfilling the customary conditions referred to above, the Consideration Shares shall be issued as fully paid and non-assessable shares in the capital of NXT and shall be subject to no restriction on trading other than those restrictions imposed by securities regulators and/or administrators in accordance with applicable securities laws, rules and regulations. The Company shall keep you advised as to the status of its application to the Toronto Stock Exchange and the fulfilment of any other necessary conditions.

F.
Legal Expenses; Execution.

NXT shall pay the legal fees of your counsel in connection with this letter agreement and the transactions contemplated hereby, not to exceed Cdn.$3,000.

We understand that you have consulted with your personal legal counsel with respect to the terms and conditions set forth herein and that you are in agreement with the foregoing. Accordingly, please execute and return one copy of this letter agreement to the undersigned. The Parties hereto agree that this letter agreement may be executed in counterpart and with the application of electronic signatures.

Yours truly,

NXT Energy Solutions Inc.
Per:	“Signed”
[NAME REDACTED]
[TITLE REDACTED]

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AGREED TO AND ACCEPTED this 18th day of April, 2021)
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“Signed’		“Signed’
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Mr. George Liszicasz	)	[Witness to the signature of Mr. Liszicasz]
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	)	[NAME REDACTED]
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	)	[Printed name of witness]
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